Exhibit 99

Alcon, Inc. Analyst Conference Call

4/23/03 Presentation

The following slides were provided as part of the Alcon, Inc. Analyst Conference Call on April 23, 2003.

2003 First Quarter Earnings

Alcon®



Tim Sear
Chairman, President & CEO

Jacqualyn Fouse
Senior Vice President, Finance & CFO

April 23, 2003



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Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. Alcon does not undertake any obligation to update any of the forward looking statements or forward looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's annual report on Form 20-F for the year ended December 31, 2002, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com


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Alcon

Financial Results


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Alcon

First Quarter Income Statement Highlights

	Q1 03	Q1 02	Growth
Global Sales	$ 807.1	$ 706.5	14.2%
Operating Income	$ 194.4	$ 151.6	28.2%
Net Earnings	$ 130.2	$ 94.0	38.5%
Diluted EPS	$ 0.42	$ 0.33	27.3%

(dollars in millions, except per share amounts)



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Alcon

First Quarter Income Statement Details

	Q1 03	% of Sales	Q1 02	% of Sales
Gross Profit	$ 553.8	68.6%	$ 496.1	70.2%
SG&A	$ 264.2	32.7%	$ 252.4	35.7%
Research & Development	$ 78.2	9.7%	$ 75.3	10.7%
Interest Expense, Net	$ 7.2	0.9%	$ 12.5	1.8%
Effective Tax Rate	30.4%	N/A	33.0%*	N/A

* 2002 Full Year Effective Tax Rate was 31.1%

(dollars in millions)


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Alcon

Gross Profit Margin

+ US margins improved with a product mix that included more pharmaceutical products
- Geographic mix includes more non-US sales
- Start-up costs for LADARWave™ and Infiniti™



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Balance Sheet Highlights

	3/31/03	12/31/02
Net Debt	$797.6	$908.8
Consolidated S/H Equity	$1,132.5	$974.3
Net Debt-to-Total Capital Ratio	41.3%	48.3%
A/R Change	+13.1%	N/A
Inventory Change	-0.3%	N/A

(dollars in millions)


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Alcon

Product Line Performance


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Alcon

Product Line Sales - Global

Q1 2003 Sales


37.5%
15.8%
46.7%
Surgical
Pharmaceuticals
Consumer

Q1 2002 Sales


35.1%
17.1%
47.8%
Surgical
Pharmaceuticals
Consumer


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Alcon

Sales – U.S. vs. Non-U.S.

Q1 2003



Non-U.S.
47.2%
U.S.
52.8%

Q1 2002



Non-U.S.
45.3%
U.S.
54.7%

Growth
U.S. +10.4%
Non-U.S. +18.9% (+10.6% in constant currency)



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Alcon

Pharmaceutical Sales



350
300
250
200
150
100
50
0
302.6
248.3
+21.9%
Q1 2003
Q1 2002

	Q1 03	Q1 02	Growth
TobraDex®	52.3	45.1	16.0%
Patanol®	50.6	42.4	19.3%
Ciloxan®	34.8	27.4	27.0%
TRAVATAN®	29.6	11.6	155.2%
CiproHC*	19.1	13.2	44.7%

*"Cipro" is a registered trademark of and licensed from Bayer A.G.

(dollars in millions)



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Alcon

Surgical Sales



+11.7%
376.9
337.4
450
400
350
300
250
200
150
100
50
0
Q1 2003
Q1 2002

	Q1 03	Q1 02	Growth
IOLs	117.6	101.6	15.7%
Cataract/ Vitrectomy	240.8	216.0	11.5%
Refractive Products	18.5	19.8	-6.6%

(dollars in millions)

Alcon

Consumer Eye Care Sales



160
120
80
40
0
+5.6%
127.6
120.8
Q1 2003
Q1 2002

	Q1 03	Q1 02	Growth
OptiFree	63.3	65.2	-2.9%
Artificial Tears	28.4	24.2	17.4%

(dollars in millions)



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Alcon

2003 Outlook

2003 Major Product Launches

	Q1	Q2	Q3	Q4
Systane™ Tears (Feb.)	● Launched			
OFX "Lasting Comfort" (Jan.)	● Launched			
CustomCornea® (Jan.)	● Launched			
Vigamox™		● Projected		
Infiniti™ Vision System		● Projected		
AcrySof® Natural			● Projected	
Patanol® Once-a-day			● Projected	
CiproDex* Otic				● Projected

* "Cipro" is a registered trademark of and licensed from Bayer A.G.

• Launched • Projected



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Alcon

2003 Financial Guidance

- Sales expected to be at the high end of previous guidance, i.e. $3.3 billion
- EPS range from $1.82 to $1.85, confirming prior guidance
- Q2 marketing spend expected to be somewhat higher than normal due to new product launches and television advertising campaign


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Alcon

Alcon®




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Alcon®